UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           _________________________


                                    FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                              GUIDANT CORPORATION
             (Exact name of registrant as specified in its charter)

                Indiana                                         35-1931722
(State of incorporation or organization)                     (I.R.S. Employer
                                                           Identification no.)

    111 Monument Circle, Suite 2900
         Indianapolis, Indiana                                    46204
(Address of principal executive offices)                        (Zip Code)


       Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                     Name of each exchange on which
      to be so registered                     each class is to be registered
      -------------------                     ------------------------------

Preferred Share Purchase Rights                  New York Stock Exchange
  pursuant to Rights Agreement


         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]


 Securities Act registration statement file number to which this form relates:
                                Not Applicable.

       Securities to be registered pursuant to Section 12(g) of the Act:
                                     None.


Item 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

                  On December 15, 2004, the Board of Directors of Guidant Corporation (the "Company") declared a dividend distribution of one right (a "Right") for each outstanding share of the Company's common stock without par value (the "Common Stock") to stockholders of record at the close of business on December 27, 2004 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series A Participating Preferred Stock, without par value (the "Series A Participating Preferred Stock") at a Purchase Price of $325 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and EquiServe Trust Company, N.A., as Rights Agent.

                  The following summary of the principal terms of the Rights Agreement is a general description only and is qualified in its entirety by reference to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is incorporated herein by reference as Exhibit 1 hereto. Unless the context otherwise requires, the capitalized terms used herein shall have the meanings ascribed to them in the Rights Agreement incorporated herein.

Rights Initially Evidenced by Common Stock; Distribution Date

                  Initially, the Rights will be attached to all shares of Common Stock then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by shares of Common Stock and will be transferred with and only with such Common Stock and (ii) the surrender for transfer of any shares of Common Stock outstanding will also constitute the transfer of the Rights associated with such Common Stock. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

Exclusion of Merger Agreement

                  Notwithstanding anything to the contrary set forth in the Rights Agreement, neither Johnson & Johnson nor any of its Affiliates or Associates will be deemed to be the "Beneficial Owner" of, or "beneficially own," any shares of Common Stock solely as a result of the execution of that certain Agreement and Plan of Merger, dated as of December 15, 2004, by and among Johnson & Johnson, a Delaware corporation, Shelby Merger Sub, Inc., an Indiana corporation and wholly owned subsidiary of Johnson & Johnson, and the Company, or the consummation of the transactions contemplated thereby in accordance with the terms thereof.

Issuance of Rights Certificates; Expiration of Rights

                  The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on December 15, 2014, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

                  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

Right to Buy Company Common Shares

                  In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms (a "Qualified Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

                  For example, at an exercise price of $325 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $650 worth of Common Stock (or other consideration, as noted above) for $325. Assuming that the Common Stock had a per share value of $80 at such time, the holder of each valid Right would be entitled to purchase eight
(8) shares of Common Stock for $325.

Right to Buy Acquiring Company Shares

                  In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

Exchange Provision

                  At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Adjustments to Prevent Dilution

                  The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Redemption

                  At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

No Stockholders' Rights Prior to Exercise

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Amendment of Rights Agreement

                  Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

Certain Anti-Takeover Effects

                  The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right at any time prior to the Distribution Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors. However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2.  EXHIBITS

1. Rights Agreement, dated as of December 15, 2004, between Guidant Corporation and EquiServe Trust Company, N.A., including the Form of Amendment to the Articles of Incorporation of Guidant Corporation, the Form of Rights Certificate and the Summary of Rights to Purchase Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed December 20, 2004).

                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                            Guidant Corporation

                                            By: /s/ David P. Scharf
                                               ------------------------------
                                            Name: David P. Scharf
                                            Title: Associate General Counsel
                                                   and Assistant Secretary


Date: December 20, 2004

                                 EXHIBIT INDEX

  Exhibit                         Description
  -------                         ------------

     1 Rights Agreement, dated as of December 15, 2004, between Guidant Corporation and EquiServe Trust Company, N.A., including the Form of Amendment to the Articles of Incorporation of Guidant Corporation, the Form of Rights Certificate and the Summary of Rights to Purchase Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed December 20, 2004).